Filed Pursuant to Rule 424(b)(2)
Registration No. 333-257113

Pricing Supplement dated January 28, 2022
(To ETF Underlying Supplement dated September 2, 2021,
Prospectus Supplement dated September 2, 2021, and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$1,100,000 Autocallable Barrier Notes Linked to the SPDR® S&P® Regional Banking ETF due February 2, 2027

•	The Autocallable Barrier Notes (the “notes”) will be automatically called if the Closing Price of the SPDR® S&P® Regional Banking ETF (the “Fund”) on any quarterly Call Observation Date beginning on February 6, 2023 and ending on the Final Valuation Date is greater than or equal to the Call Price (100% of the Initial Price). If the notes are automatically called, we will pay you on the applicable Call Payment Date the principal amount plus the applicable Call Premium (set forth below). No further amounts will be owed to you. The Call Premium Rate will be 8.40% per annum.
•	If the notes have not been previously called, the Payment at Maturity will depend on the Closing Price of the Fund on the Final Valuation Date (the “Final Price”) and will be calculated as follows:
a.	If the Final Price is greater than or equal to the Call Price: (i) the principal amount plus (ii) the applicable Call Premium.
b.	If the Final Price is less than the Call Price but greater than or equal to the Barrier Price (70% of the Initial Price): the principal amount.
c.	If the Final Price is less than the Barrier Price: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Fund. In this case, you will lose some or all of the principal amount at maturity.
•	The notes do not pay interest.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount(1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$32.50	$967.50
Total	$1,100,000.00	$35,750.00	$1,064,250.00

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $967.50 per note.
(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of $32.50 (3.25%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-16 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $913.80 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on February 2, 2022 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the ETF Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112446/tm2123981d25_424b5.htm

•	Prospectus supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

•	Prospectus dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The SPDR® S&P® Regional Banking ETF (Bloomberg ticker: KRE) (the “Fund”)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$1,100,000
Term:	Five years, unless previously called
Trade Date:	January 28, 2022
Original Issue Date:	February 2, 2022
Final Valuation Date:	January 28, 2027, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Fund” in the underlying supplement.
Maturity Date:	February 2, 2027. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes— Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.
Call Feature:

If the Closing Price of the Fund on any Call Observation Date is greater than or equal to the Call Price, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Call Premium, as indicated in the table below.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Price:	$71.01, which is 100% of the Initial Price.
Call Premium Rate:	8.40% per annum (or 2.10% per quarter).
Call Observation Dates*	Call Payment Dates**	Call Premiums (per $1,000 Principal Amount)
February 6, 2023	February 9, 2023	$84.00
April 28, 2023	May 3, 2023	$105.00
July 28, 2023	August 2, 2023	$126.00
October 30, 2023	November 2, 2023	$147.00
January 29, 2024	February 1, 2024	$168.00

April 29, 2024	May 2, 2024	$189.00
July 29, 2024	August 1, 2024	$210.00
October 28, 2024	October 31, 2024	$231.00
January 28, 2025	January 31, 2025	$252.00
April 28, 2025	May 1, 2025	$273.00
July 28, 2025	July 31, 2025	$294.00
October 28, 2025	October 31, 2025	$315.00
January 28, 2026	February 2, 2026	$336.00
April 28, 2026	May 1, 2026	$357.00
July 28, 2026	July 31, 2026	$378.00
October 28, 2026	November 2, 2026	$399.00
January 28, 2027 (the Final Valuation Date)	February 2, 2027 (the Maturity Date)	$420.00

* Each Call Observation Date is subject to postponement as described under “Certain Terms of the Notes— Valuation Dates— For Notes Where the Reference Asset Is a Single Fund” in the underlying supplement.

** Each Call Payment Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement

Payment at Maturity:

If the notes have not been previously called, for each $1,000 principal amount of the notes, the Payment at Maturity will be based on the Final Price and will be calculated as follows:

•         If the Final Price is greater than or equal to the Call Price:

$1,000 + Applicable Call Premium = $1,420

•         If the Final Price is less than the Call Price but is greater than or equal to the Barrier Price:

$1,000

•         If the Final Price is less than the Barrier Price:

$1,000 + ($1,000 x Percentage Change)

In this case, you will lose some or all of the principal amount at maturity.

Percentage Change:	Final Price – Initial Price, expressed as a percentage. Initial Price
Barrier Price:	$49.71, which is 70% of the Initial Price (rounded to two decimal places).

Initial Price:	$71.01, which was the Closing Price of the Fund on the Trade Date, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.
Final Price:	The Closing Price of the Fund on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13607X5F0 / US13607X5F08
Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of the Fund relative to the Initial Price. We cannot predict the Closing Price of the Fund on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Fund or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Fund from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000.00

Call Premium at Maturity:	$420.00

Hypothetical Initial Price of the Fund:	$100.00

Hypothetical Call Price of the Fund:	$100.00 (100% of the Initial Price)

Hypothetical Barrier Price of the Fund:	$70.00 (70% of the Initial Price)

Hypothetical Final Price of the Fund	Hypothetical Percentage Change of the Fund	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$1,420.00(1)	42.00%
$175.00	75.00%	$1,420.00	42.00%
$150.00	50.00%	$1,420.00	42.00%
$125.00	25.00%	$1,420.00	42.00%
$100.00(2)(3)	0.00%	$1,420.00	42.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00(4)	-30.00%	$1,000.00	0.00%
$69.00	-31.00%	$690.00	-31.00%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$0.00	-100.00%	$0.00	-100.00%

(1)	The Payment at Maturity will not exceed the principal amount plus the applicable Call Premium.

(2)	The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price of the Fund is set forth on page PS-4 of this pricing supplement.

(3)	This is the hypothetical Call Price of the Fund.

(4)	This is the hypothetical Barrier Price of the Fund.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Percentage Change of the Fund Is 50.00%.

Because the Final Price is greater than or equal to the Call Price, the Payment at Maturity would be $1,420.00 per $1,000 principal amount, calculated as follows:

$1,000 + Applicable Call Premium

= $1,000 + $420.00

= $1,420.00

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the applicable Call Premium when the Final Price is at or above the Call Price, regardless of the extent to which the price of the Fund increases.

Example 2: The Percentage Change of the Fund Is 0.00%.

Because the Final Price is greater than or equal to the Call Price, the Payment at Maturity would be $1,420.00 per $1,000 principal amount, calculated as follows:

$1,000 + Applicable Call Premium

= $1,000 + $420.00

= $1,420.00

Example 2 shows that the Payment at Maturity will be fixed at the principal amount plus the applicable Call Premium when the Final Price is at or above the Call Price, although the price of the Fund has not changed.

Example 3: The Percentage Change of the Fund Is -20.00%.

Because the Final Price is less than the Call Price but greater than or equal to the Barrier Price, the Payment at Maturity would be $1,000.00 per $1,000 principal amount.

Example 3 shows that the Payment at Maturity will equal the principal amount when the Final Price is less than the Call Price but greater than or equal to the Barrier Price.

Example 4: The Percentage Change of the Fund Is -75.00%.

Because the Final Price is less than the Barrier Price, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change)

= $1,000 + ($1,000 × -75.00% )

= $250.00

Example 4 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Fund from the Initial Price if the Final Price is less than the Barrier Price. You may lose up to 100% of your principal amount at maturity.

These examples illustrate that you will not participate in any appreciation of the Fund, and will be fully exposed to a decrease in the Fund if the Final Price is less than the Barrier Price.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You believe that the Closing Price of the Fund will be at or above the Call Price on one of the Call Observation Dates and in that case, you seek the potential for a fixed return.

•	You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called on any Call Observation Date, including the Final Valuation Date.

•	You are willing to invest in the notes based on the fact that your maximum potential return is the applicable Call Premium payable on the notes.

•	You are willing to forgo participation in any appreciation of the Fund.

•	You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately one year, or you are otherwise willing to hold the notes to maturity.

•	You do not seek current income over the term of the notes.

•	You are willing to forgo dividends or other distributions paid on the Fund.

•	You do not seek an investment for which there will be an active secondary market.

•	You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be an appropriate investment for you if:

•	You believe that the Closing Price of the Fund will be below the Call Price on all of the Call Observation Dates, including the Final Valuation Date.

•	You believe that the applicable Call Premium, if payable, will not provide you with your desired return.

•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called on any Call Observation Date, including the Final Valuation Date.

•	You seek full payment of the principal amount of the notes at maturity.

•	You seek an uncapped return on your investment.

•	You seek exposure to the upside performance of the Fund.

•	You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•	You seek current income over the term of the notes.

•	You want to receive dividends or other distributions paid on the Fund.

•	You seek an investment for which there will be an active secondary market.

•	You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

If the notes are not called, you may lose a substantial portion or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price of the Fund. If the notes are not called prior to maturity, the Bank will only repay you the full principal amount of your notes if the Final Price is equal to or greater than the Barrier Price. If the Final Price is less than the Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price is less than the Initial Price. You may lose a substantial portion or all of the principal amount.

The notes are subject to reinvestment risk.

Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

You will not participate in any appreciation of the Fund and your return on the notes will be limited to the applicable Call Premium, if payable.

The payment on the notes on any Call Payment Date, including the Maturity Date, will not exceed the principal amount plus the applicable Call Premium, and any positive return you receive on the notes will be limited to the applicable Call Premium. If the notes are called, you will not participate in any appreciation of the Fund. Therefore, if the appreciation of the Fund exceeds the applicable Call Premium, the notes will underperform an investment in securities linked to the Fund providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Fund.

The payment on the notes is not linked to the price of the Fund at any time other than the Call Observation Dates, including the Final Valuation Date.

The payment on the notes will be based on the Closing Price of the Fund on the Call Observation Dates, including the Final Valuation Date. Therefore, if the Closing Price of the Fund declined as of a Call Observation Date below the applicable Call Price, the notes will not be called and the relevant Call Premium will not be payable. Similarly, if the Final Price of the Fund declined as of the Final Valuation Date below the Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Fund on a date other than the Final Valuation Date. Although the actual price of the Fund at other times during the term of the notes may be higher than the Closing Price on a Call Observation Date, the payment on the notes will not benefit from the Closing Price of the Fund at any time other than the Call Observation Dates, including the Final Valuation Date.

The notes do not bear interest.

You will not receive any interest payments on the notes, and the return on the notes may be less than the return on a conventional debt security of comparable maturity.

Reference Asset Risks

An investment in the notes is subject to risks associated with investing in stocks in the regional bank sector of the U.S. equity market.

The stocks included in the Underlying Index for the Fund and that are generally tracked by the Fund are stocks of companies whose primary business is directly associated with the regional bank sector. In addition to risks associated with the financial sector, the Fund will also be subject to risks associated with the regional banks. The performance of regional bank stocks may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Regional banks may also be subject to severe price competition. The regional banking industry is highly competitive and failure to maintain or increase market share may result in lost market share. All these factors may adversely affect the price of the Fund and consequently, the return on the notes.

The performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although the Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of the Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Fund or any securities held by the Fund that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Fund. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of the Fund or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of the Fund and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred on a scheduled Call Observation Date, make a good faith estimate in its sole discretion of the Closing Price of the Fund if the relevant Call Observation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the price of the Fund, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity or automatic call.

INFORMATION REGARDING THE REFERENCE ASSET

The information below is a brief description of the Fund. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

The SPDR® S&P® Regional Banking ETF

The SPDR® S&P® Regional Banking ETF (Bloomberg ticker: “KRE”) is an investment portfolio maintained and managed by SSgA Funds Management, Inc. The inception date of the Fund is June 19, 2006. The Fund is an exchange traded fund that trades on NYSE Arca under the ticker symbol “KRE.”

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Regional Banks Select Industry Index (the “SPSIRBK” or the “Underlying Index”). The SPSIRBK represents the regional banks segment of the S&P Total Market Index™ (the “S&P TM Index”), an index that measures the performance of the U.S. equity market.

The returns of the Fund may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The Fund utilizes a “replication” investment approach in attempting to track the performance of the SPSIRBK. The Fund typically invests in substantially all of the securities which comprise the SPSIRBK in approximately the same proportions as the SPSIRBK. The Fund will normally invest at least 80% of its total assets in the common stocks that comprise the SPSIRBK.

Information provided to or filed with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at www.sec.gov. In addition, information about the Fund may be obtained from other sources including, but not limited to, the Fund’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Fund is accurate or complete.

The S&P® Regional Banks Select Industry Index

The SPSIRBK is an equally-weighted index that is designed to measure the performance of the regional banks sub-industry portion of the S&P TM Index. The SPSIRBK is one of the S&P Select Sector Indices, each of which track a different sub-industry or group of sub-industries but follow the same methodology for index eligibility, index construction and calculations. For additional information regarding the methodology of the SPSIRBK, see the description of a related S&P Select Sector Index under “The SPDR® S&P® Oil & Gas Exploration & Production ETF—Description of the S&P® Oil & Gas Exploration & Production Select Industry® Index” beginning on page S-43 of the underlying supplement. For purposes of that description, references to “SPSIOP” should be replaced with “SPSIRBK.”

Historical Performance of the Fund

The following graph sets forth daily Closing Prices of the Fund for the period from January 1, 2017 to January 28, 2022. On January 28, 2022, the Closing Price of the Fund was $71.01. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Fund should not be taken as an indication of its future performance, and no assurances can be given as to the price of the Fund at any time during the term of the notes, including the Call Observation Dates. We cannot give you assurance that the performance of the Fund will result in the return of any of your investment.

Historical Performance of the Fund

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, you should generally recognize capital gain or loss upon the sale, exchange, cash redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the accompanying underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

While the matter is not entirely clear, since the Fund is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as regulated investment companies (including certain exchange-traded funds), a “Section 1260 Financial Asset”), there exists a substantial risk that an investment in the notes is a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized in respect of a note will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in a gross income inclusion in taxable years prior to the taxable year of the sale, exchange, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in a note is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain in respect of the note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the note will equal the excess of (i) any long-term capital gain you recognized in respect of the note and attributable to the Section 1260 Financial Asset, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) you would have had if you had acquired an amount of the corresponding Section 1260 Financial Asset at fair market value on the original issue date for an amount equal to the portion of the issue price of the note attributable to the Section 1260 Financial Asset and sold such Section 1260 Financial Asset upon the date of sale, exchange, or settlement of the note at fair market value (and appropriately taking into account any leveraged upside exposure). To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. However, unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero. You should consult your own tax advisor regarding the potential application of Section 1260 of the Code to an investment in the notes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM will receive a commission of $32.50 (3.25%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts will be 96.75% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 3.25% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 15, 2021, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 15, 2021, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.